
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 30, 2014

<u>Via E-Mail</u>
Lance F. Tucker
Senior Vice President, Chief Financial Officer
Papa John's International, Inc.
2002 Papa John's Boulevard
Louisville, Kentucky 40299-2367

>   **Re: Papa John's International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 30, 2012**
>   **Filed February 28, 2013**
>   **Form 10-Q for the Fiscal Period Ended September 29, 2013**
>   **Filed November 5, 2013**
>   **File No. 000-21660**

Dear Mr. Tucker:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Lyn Shenk
>
>   Lyn Shenk
>   Branch Chief